

02005848

ED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43337



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W. B. McKee Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7702 East Doubletree Ranch Road, #230
(No. and Street)

Scottsdale	Arizona	85258
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Jazwin — (602) 368-0333 Ext. 302
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Wagner & Company, PLLC
(Name — *if individual, state last, first, middle name*)

3101 North Central Avenue, Suite 300	Phoenix,	Arizona	85012
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Mark Jazwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. B. McKee Securities, Inc., as of December, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title



SUSAN S. ATKINS
Notary Public - Arizona
Maricopa County
My Comm. Expires Jul 9, 2004

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. B. MCKEE SECURITIES, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Year Ended December 31, 2001

W. B. MCKEE SECURITIES, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Year Ended December 31, 2001

CONTENTS

Miller Wagner & Company, PLLC



Certified
Public
Accountants

3101 North
Central Avenue
Suite 300
Phoenix AZ
85012 2638

602 264 6835

FAX
602 265 7631

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
W. B. McKee Securities, Inc.

We have audited the accompanying statement of financial condition of

W. B. MCKEE SECURITIES, INC.
(a wholly-owned subsidiary of McKee & Company)

at December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the *Company's* management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***W. B. McKee Securities, Inc.*** at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission presented on page 10 and the reconciliation of net capital pursuant to rule 17a-5(d)-(4) presented on page 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Wagner & Company, PLLC

January 24, 2002
Phoenix, Arizona

W.B. McKEE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$ 408
Deposit with clearing organization	50,054
Receivable from clearing organization	7,979
Due from employees	161,501
Due from parent company	668,650
Prepaid expenses and deposits	19,613
Deferred income tax asset	64,400
TOTAL ASSETS	$ 972,605

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 19,383
Accrued expenses	19,618
TOTAL LIABILITIES	39,001
Commitments and contingencies	
Stockholder's equity	
Common stock, no par value, authorized 1,000,000 shares, issued and outstanding 500,000 shares	1,000
Additional paid-in capital	1,065,114
Accumulated deficit	(132,510)
TOTAL STOCKHOLDER'S EQUITY	933,604
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 972,605

See Accompanying Notes to Financial Statements

W.B. McKEE SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2001

REVENUES	
Commissions	$ 613,715
Investment banking	308,994
Other revenues	9,485
TOTAL REVENUES	932,194
EXPENSES	
Employee compensation and benefits	596,771
Office rent and support	174,407
Communications and data processing	70,660
Clearing fees	55,182
Professional fees	34,016
Licensing fees	18,253
Travel, training and promotions	5,350
TOTAL OPERATING EXPENSES	954,639
LOSS BEFORE INCOME TAX BENEFIT	(22,445)
INCOME TAX BENEFIT	(4,600)
NET LOSS	$ (17,845)

See Accompanying Notes to Financial Statements

W.B. McKEE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2001

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2001	500,000	$ 1,000	$ 1,065,114	$ (114,665)	$ 951,449
Net loss	-	-	-	(17,845)	(17,845)
Balance at December 31, 2001	500,000	$ 1,000	$ 1,065,114	$ (132,510)	$ 933,604

See Accompanying Notes to Financial Statements

W.B. McKEE SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (17,845)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in deferred income taxes	(4,600)
Changes in operating assets and liabilities:	
Decrease (increase) in:	
Deposit with clearing organization	815
Receivable from clearing organization	13,560
Due from employees	(6,121)
Prepaid expenses and deposits	(965)
Increase (decrease) in:	
Accounts payable	9,444
Accrued expenses	1,957
Net cash used in operating activities	(3,755)
CASH FLOWS FROM INVESTING ACTIVITIES	
Transfers to parent	(49,862)
NET CHANGE IN CASH	(53,617)
CASH, BEGINNING OF YEAR	54,025
CASH, END OF YEAR	$ 408

See Accompanying Notes to Financial Statements

W. B. MCKEE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2001

(1) Company operations and summary of significant accounting policies

Company operations - ***W. B. McKee Securities, Inc.*** (the "*Company*") was incorporated in the state of Arizona on December 4, 1990 and commenced operations on March 8, 1991. The *Company* is a full service broker dealer and a member of both the National Association of Security Dealers, Inc. (NASD) and Securities Investors Protection Corporation (SiPC). ***W. B. McKee Securities, Inc.*** also offers investment banking services for both public offerings and private placements. The *Company* is a wholly-owned subsidiary of ***McKee & Company.*** These financial statements include the accounts ***W. B. McKee Securities, Inc.*** only. The *Company* is located in Scottsdale, Arizona and provides services to customers throughout the United States.

The *Company*, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the *Company's* statement of financial condition as well as its liquidity.

The significant accounting policies followed by the *Company* are as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

Cash and cash equivalents - Cash includes cash and may, at times, include cash equivalents, which consist of highly liquid debt instruments with original maturities of three months or less.

Securities transactions - Securities transactions of the *Company* and commission income and expense are recorded on a trade date basis. Securities owned are valued at market value.

Investment banking - Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the *Company* acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Advertising costs - Advertising costs are charged to operations when incurred. Advertising expense charged to operations was $983 for 2001.

(2) Net capital requirements

The *Company* is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the *Company* had net capital of $19,440, which was $14,440 in excess of its minimum required net capital. The aggregate indebtedness to net capital ratio was 2.01 to 1.0.

(3) **Income taxes**

Results of operations for the *Company* are included in the consolidated income tax return of its parent, ***McKee & Company***. Income taxes (benefit) have been allocated to the *Company* based upon its pro-rata share of consolidated taxable income (loss).

Income taxes are provided for the effect of transactions reported in the financial statements and consist of deferred income taxes related to differences between the financial reporting and income tax basis of property and equipment and net operating loss carryforwards. A valuation allowance may be provided for deferred tax assets if it is more likely than not these items will either expire before the *Company* is able to realize their benefit, or that future deductibility is uncertain. The deferred income tax assets represent the future tax return consequences of these differences and the net operating loss carryforwards, which will be deductible against future taxable income.

The *Company* has available at December 31, 2001 a federal and a state net operating loss carryforward. The federal carryforward is approximately $112,000, and expires in 2021. The state carryforward is approximately $585,000, and expires in 2006. Both net operating loss carryforwards may be applied against future taxable income. Realization of the deferred tax asset of $63,600 related to the utilization of the federal and state net operating loss carryovers at December 31, 2001 is dependent upon the *Company* generating sufficient future taxable income against which these loss carryforwards can be offset. Although the *Company* expects to fully benefit from the recorded deferred tax asset, that expectation could change if near-term estimates of future taxable income during the carryforward period are reduced.

The income tax benefit consists of:

Current benefit:	
Federal	$ -
State	-
Total current benefit	-
Deferred benefit:	
Federal	(2,900)
State	(1,700)
Total deferred benefit	(4,600)
Total income tax benefit	$ (4,600)

The components of deferred income tax assets (liabilities) included in the accompanying statement of financial condition are as follows:

Federal net operating loss carryforwards	$ 16,800
State net operating loss carryforwards	46,800
Property and equipment	(800)
Net deferred income tax assets	$ 64,400

(4) **Related party transactions**

Due from parent company of $668,650 consists of noninterest bearing advances between the *Company* and its parent, ***McKee & Company***.

The *Company* loaned $63,500 to the former majority stockholder of the *Company's* parent pursuant to a promissory note dated January 21, 1998, bearing interest at 7.75%, with a maturity of July 20, 2002. Accrued interest of $19,401 is receivable at December 31, 2001.

(5) Employee stock ownership plan

McKee & Company, the parent of the *Company*, sponsors an employee stock ownership plan (ESOP). The ESOP covers employees of the *Company* who are at least twenty-one years old and employed with the *Company* on the last day of each plan year. The *Company* may make annual contributions to the ESOP in the form of ***McKee & Company*** stock or cash, which the trustee will use to buy common stock of ***McKee & Company***. The trustee can also borrow money from the *Company* or other lenders to buy ***McKee & Company*** stock. Contributions to the ESOP are accounted for as compensation expense. There were no ESOP contributions for the year.

(6) Leases

The *Company* leases office facilities and certain equipment under operating lease agreements. Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year at December 31, 2001 are as follows:

Years Ending December 31,	
2002	$ 90,077
2003	26,465
2004	4,346
2005	3,432
2006	858
Total future minimum lease payments	$ 125,178

No renewal options are provided in the leases. In the normal course of business, operating leases are generally renewed or replaced by other leases. Total rental expense under operating leases with a term in excess of one month was $89,505 for the year.

(7) Contingencies

The *Company* and others have been named as defendants in a complaint filed in June 2001 alleging breach of contract, negligence, breach of fiduciary duty, misrepresentation, unsuitability, churning and a negligent failure to supervise. The Plaintiffs are seeking approximately $250,000 plus interest, attorney's fees and costs. The *Company* has denied the allegations. The *Company* believes it has defenses for the matter and intends to contest this case vigorously. Management and outside counsel for the *Company* are unable to express an opinion as to the probable outcome or potential range of loss.

(8) Concentrations of credit risk

The *Company* has its customers' transactions cleared through a clearing organization pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing organization may expose the *Company* to risk and potential loss. The *Company* utilizes a clearing organization that is highly capitalized and is a member of major securities exchanges.

Cash deposits with banks potentially subject the *Company* to concentrations of credit risk. The *Company* places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $100,000. At December 31, 2001 the *Company* had no cash deposits in excess of the FDIC coverage.

ADDITIONAL INFORMATION

W.B. McKEE SECURITIES, INC.

ADDITIONAL INFORMATION

December 31, 2001

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Stockholder's equity		$ 933,604
Less nonallowable assets:		
Due from parent company	$ 668,650	
Other assets	245,514	
Total nonallowable assets		914,164
Net capital before haircuts on security positions		19,440
Less: Haircuts on securities		-
Net capital		19,440
Less: Minimum net capital required		5,000
EXCESS NET CAPITAL		$ 14,440
AGGREGATE INDEBTEDNESS - LIABILITIES		$ 39,001
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.01

See Independent Auditor's Report

W.B. McKEE SECURITIES, INC

ADDITIONAL INFORMATION

December 31, 2001

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)-(4)

NET CAPITAL PER FORM X-17A-5 (UNAUDITED)	$	19,440
POST CLOSING ADJUSTMENTS:		
None		-
NET CAPITAL	$	19,440

See Independent Auditor's Report

Miller Wagner & Company, PLLC



Certified Public Accountants

3101 North Central Avenue, Suite 300
Phoenix AZ 85012 2638

602 264 6835

FAX 602 265 7631

To the Board of Directors of
W. B. McKee Securities, Inc.

In planning and performing our audit of the financial statements of ***W. B. McKee Securities, Inc.*** for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures followed by ***W. B. McKee Securities, Inc.***, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the *Company* does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the *Company* in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the *Company* is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the *Company* has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the *Company's* practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

Our report recognizes that it is not practicable in a company the size of ***W. B. McKee Securities, Inc.*** to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Miller Wagner & Company, PLLC

January 24, 2002
Phoenix, Arizona